Exhibit 99.1

Dear Shareholders,

Our Chairman is in receipt of a letter from a shareholder holding approximately 5.4 million shares or 9.2% of our total ADSs. This shareholder chooses to publish his letters to our Chairman, as he has a right to do. We continue to welcome dialog with our shareholders in any forum.

In order that all shareholders may see our response we are furnishing it on Form 6-K with the SEC and have made it available on our website.

Those who have read the previous letters published by this shareholder will recognize recurring themes and repeated demands. Our responses are likewise consistent.

CORPORATE GOVERNANCE

The shareholder claims that our Chairman, David Lee, made an unequivocal commitment to support and facilitate the election of his nominees for our company’s Board of Directors at next year’s annual general meeting. This is inaccurate and no promise of suitability or support was provided. That aside, we are open to considering suitable candidates for election to the Board that are submitted by any eligible party. Certainly a seasoned executive with operational experience and expertise with respect to our fast-moving industry, our markets in Asia, and our current and potential customer base may be worthy of serious consideration.

Our Company is registered under the laws of the Cayman Islands and listed on the Nasdaq Global Select Market. We have also adopted a number of corporate governance policies, the contents of which are available on our website. We will of course act within those laws and policies we adopted. If new candidates for director are considered, we will abide by the relevant legal requirements and procedures outlined in our corporate governance policies. Any nominee must be evaluated by our nominations committee and no advance assurance can be given that this shareholder’s nominees will be placed on the ballot.

Our Board and management firmly believe they are acting in the best interests of all shareholders. We are affronted by the repeated innuendo and accusations of corporate misconduct by this shareholder, and reject them as baseless and counterproductive. At the same time, we will continue to meet our disclosure obligations with respect to any material related party transactions now or in the future.

USE OF CASH

This shareholder continually asserts that our research and development expenditures are unreasonable and that the best use of our liquid financial resources is to repurchase shares. We cannot make our position more clear: we are a semiconductor design house; research and development is what we do. Repeated comparison of our financial position to manufacturers is contrary to the working reality of our business.

In any event, we recently conducted a Dutch-auction tender offer and have repurchased shares under our share repurchase program for many years. We periodically review our capital structure and actively consider the best use of our financial resources. At present, we believe that using scarce capital to buy back shares and, by so doing, limiting our operating flexibility and ability to act quickly, risks putting the Company at a competitive disadvantage and serves shareholders poorly. However, our views may evolve over time to reflect future changes in the market environment and our business outlook, as well as industry developments.

STRATEGIC ALTERNATIVES

Our Board and management’s vision for the company is of a successful semiconductor design house that is viable on a long-term basis. We believe this differs significantly from the vision of this shareholder who suggests long-term value will be maximized by first stripping the company of cash and, despite the fact that this will reduce the company’s ability to realize strategic market opportunities, it will then be able to maximize its attractiveness as an acquisition candidate.

We welcome dialog with shareholders about ways to maximize shareholder value, and will consider any reasonable, good faith proposals for the company, whether they are mergers, joint ventures or transactions involving changes in our capital structure. That said, we believe that companies that independently develop products and serve their markets and customers over the long term are better positioned and substantially more valuable than those who do not.

We thank all our shareholders for their trust and support. We want to assure you that we continue to act in the interest of maximizing the long-term value of your company. We believe the company’s markets to be strong and growing, our strategy to be coherent and appropriate, and our prospects for increasing shareholder value to be excellent.

Sincerely,

Mr. Hsiang-Wei Lee
Chairman of the Board
Actions Semiconductor Co., Ltd.